INVEST IN **SWOPBLOCK**

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Powering secure decentralized trading between all cryptos

PITCH VIDEO   INVESTOR PANEL



OUR PITCH

LEAD INVESTOR

Jed Lee

Do you own crypto? I do. Have you tried exchanging your cryptos cross-network or cross-blockchain? It's not easy and exchanges are centralized. This is why I welcome Swopblock! Swopblock address the need for a truly decentralized crypto trading network - between various cryptos - in real time. Crypto is predicated on decentralization and Swopblock is a necessary step in decentralized finance. Swopblock has the potential to disrupt crypto exchange markets. Join me in investing in this exciting potential.

Invested $5,000 this round

Learn about Lead Investors

swopblock.org   Hayden CO

Software   Technology   Api   Bitcoin   Blockchains

OVERVIEW   DETAILS   UPDATES 4   WHAT PEOPLE SAY 216   ASK A QUESTION 32

Highlights

1. First autonomous crypto trading network to enter the $800B+ market of BTC & ETH.
2. Trade cryptos without surrendering them to third parties such as Coinbase, Robinhood, etc.
3. Crypto trades are autonomous and do not require a trusted third-party.
4. Trades happen in realtime, just as fast as any centralized exchanges.
5. Trades leverage BTC's and ETH's built-in proven securities.
6. Any crypto can adapt and join the Swopblock Network.

Our Team



Jeff Hilde   Inventor & Founder

Jeff is an accomplished Research Engineer (sole inventor on 11 patents) who has led the research development of AI innovations for lidar sensor technologies providing breakthroughs in capabilities to locate & identify mobile vehicles on land and sea.

> I've been interested in and have researched digital currencies and blockchain technologies for many years. When cryptocurrencies emerged I recognized that blockchain technology would be the ideal platform for the implementation of the my currency exchange innovation, we now call Swopblock.



Austin Hilde   Communications

While at Amazon's global ad agency Austin led the development of breakthrough ideas that launched new technologies such as Alexa, Echo, FireTV, and more. Throughout his career he has worked with various Fortune 500 Companies incl. Nike & Microsoft.

Pitch

swopblock

Crypto's first autonomous trading network

Swopblock powers secure decentralized trading between all cryptos in realtime.



The problem

The crypto market has not yet sufficiently solved the exchange security problem.

> "Over $4 billion... [has been] stolen from leading cryptocurrency exchanges."
>
> - Cipher Trace

Centralized exchanges have lost or stolen billions worth of cryptos in the last few years. Decentralized exchanges only offer 'on platform' exchanges and are not able to perform cross-network/cross-blockchain trading. Of course peers can meet up or use Atomic Swaps, but these exchanges are slow and unresponsive to the continually fluctuating crypto market. The Swopblock exchange protocol solves all three of these problems - offering proven security, universal access, and realtime trades.

	Proven Security	Universal Access	Realtime Trades
Centralized	✖	●	●
Decentralized	●	✖	●
Atomic Swaps	●	●	✖
Swopblock	●	●	●

> "Take Binance for instance, the world's largest cryptocurrency exchange... lost [in one month] more than $40 million in crypto assets"
>
> - Forbes

And another major problem

Recently popularized crypto ‘trading’ apps are not even actually able to trade cryptos, they only appear to be. Instead these central exchanges hold on to the actual value (the crypto) allowing you to only trade securities.


FAKE CRYPTO TRADERS

Since the creation of cryptos, decentralized finance has been the goal. The popularization of apps like these unravels the very idea of decentralized finance, turning cryptos into just another fiat-like currency controlled through central gates, where individuals have no ability to hold the value themselves but must rely on these middle men apps. The faux-trading between cryptos these apps enable is a temporary bandaid solution for actual crypto exchange. Centralized exchanges like these will soon only exist to serve as an interface between the fiat world and cryptos.

> “If all fails we’ll all use Coinbase — that’ll be less fun... I definitely hope centralized exchanges go burn in h@#! as much as possible.”
>
> - Vitalik Buterin / Co-founder of Ethereum

The solution

Swopblock harnesses blockchain technology to coordinate a decentralized collection of lil’ autonomous agents who execute your cross-blockchain trades.



REALTIME TRADES

Swopblock offers market order capabilities (patent pending) that allow peers to buy and sell into and out of a crypto market without the need to identify the counterparty. Swopblock trades are autonomous and happen instantly at the realtime market price. This way neither trader can take advantage of time delays, using price fluctuations to their advantage.

PROVEN SECURITY

Swopblock is a virtual blockchain that is an abstraction of preexisting blockchains (i.e. BTC and ETH), therefore Swopblock does not need its own separate database file for trade information. Swopblock’s trade information is embedded within the preexisting blockchains. This enables trades to leverage the proven securities within these preexisting blockchains, and ensures that traders never lose control of their value.





UNIVERSAL ACCESS

Any blockchain can join the Swopblock Network. Swopblock offers trades on a specific blockchain platform (i.e. BTC) and extends to offer universal cross-blockchain trades (i.e. trading BTC for ETH). Swopblock is an open source exchange protocol that provides developers an API for the customization of implementations necessary to join the Swopblock Network.



A decentralized network of networks





The Swopblock Network creates a super-network of crypto-networks enabling autonomous trading between previously isolated crypto markets. Say goodbye to the middle-man, and say goodbye to listing fees.



> I believe that decentralized exchange is the future... we've got to be ready for it.
>
> – Changpeng Zhao, CEO of Binance

SWOBL is Swopblock's cryptocurrency

SWOBL is the trading symbol for Swopblock's crypto within the Swopblock protocol. SWOBL acts as a blockchain adapter to the Swopblock protocol, enabling it as a universal medium of exchange between cryptos.


SWOBL

INVEST IN SWOPBLOCK.
GET SWOBL PERKS.

SWOBL will be made available to early bird investors as a Perk, to be phased in four rounds. This SWOBL is a percentage of the fixed supply of SWOBL and is never diluted by additional creation of new SWOBL. The percent of SWOBL perks you receive directly translates into the percent of early bird S.A.F.E. equity you own.

Any remaining SWOBL after early bird perks will be autonomously available to the public at market price. When purchased at this time, buyers will no longer also receive equity, they will simply own SWOBL.

Meet Swopblock's lil' autonomous agents

Swopblock is a decentralized collection of autonomous agents that collectively execute trades agent-to-agent in response to your trade orders. Each agent plays a part in helping complete crypto market orders on your behalf.



LIL' ORDER TAKER LIL' BROADCASTER LIL' ORDER FULFILLER

YOUR WISH.
THEIR COMMAND.

These autonomous agents build order transactions and execution transactions and broadcast them to the native blockchain networks to fulfill you trade orders. For example, if you order to exchange BTC for ETH the autonomous agents will build native blockchain order transactions, broadcast these transactions in both blockchain networks and fulfill the order with execution transactions that are broadcast to these networks to complete the order.

This enables peers to trade without the need to identify a counterparty and eliminates the need of an exchange party. In other words Swopblock is a peer-to-autonomous-agents-to-peer exchange.

Investment Perks

Swopblock is powered by 52.8 million SWOBL and we are giving early investors a portion of this SWOBL as a Perk according to their investment size and timing.

EARLY BIRD INVESTMENT PERKS

FIRST $100,000 RAISED

100k REACHED! THANK YOU!

Receive
5,000 SWOBL
per $100 invested.

UP TO $200,000 RAISED

200k REACHED! THANK YOU!

Receive
4,000 SWOBL
per $100 invested.

NORMAL INVESTMENT PERKS

UP TO $400,000 RAISED

400k REACHED! THANK YOU!

Receive
3,000 SWOBL
per $100 invested.

UP TO $800,000 RAISED

Receive
2,000 SWOBL
per $100 invested.

UP TO $1,070,000 RAISED

Receive
1,000 SWOBL
per $100 invested.

Road map

Swopblock will first be implemented on the Bitcoin and Ethereum Blockchains, then exchange capabilities will be enabled between the two of them, finally these exchange capabilities will be expanded to additional cryptos.

COMPLETED & ON TRACK!

Bitcoin Blockchain Exchange

Develop crypto-portfolio software API to buy and sell SWOBL for the Bitcoin Blockchain.
Estimated build: Q2 2021

COMPLETED & ON TRACK!

Ethereum Blockchain Exchange

Develop crypto-portfolio software API to buy and sell SWOBL for the Ethereum Blockchain.
Estimated build: Q3 2021

3

Exchange Between Bitcoin & Ethereum

Extend development of crypto-portfolio software API to exchange SWOBL between the Bitcoin and Ethereum Blockchains.
Estimated build: Q4 2021

4

Swopblock APP Creation

Develop end user app enabling cross-chain cryptocurrency exchange between SWOBL, Bitcoin, and Ethereum.
Estimated build: Q1 2022

5

Begin Additional Cryptocurrency Integration

Developer driven Swopblock integration of any specific blockchains such as EOS, NEO, LTC, ZEC, etc.
Begins Q2 2022

Although our road map reflects our goals and expectations, forward looking projections cannot be guaranteed.

The APP



The Swopblock APP will autonomously execute secure realtime trades between BTC, ETH, and SWOBL and eventually bring any crypto onto the Swopblock Network.

The Swopblock APP will also be the initial home for future purchasing, selling, and trading of the native SWOBL crypto.

Leadership



JEFF HILDE
INVENTOR & FOUNDER

Jeff is an accomplished Research Engineer who has led the research development of artificial intelligence innovation for the Office of Naval Research providing advances and breakthroughs in the navy's capability to locate and identify mobile targets with visible, infrared, radar, and laser video sensors. Invention has been the backbone of his career. Receiving over 10 patents to date, he continues to invent in new industries bringing that same breakthrough thinking to new complex problems.



AUSTIN HILDE
COMMUNICATIONS

While at Amazon's global ad agency Austin lead the development of breakthrough ideas that have launched new technologies such as Alexa, Echo, Echo Show, FireTV, and more. Most recently he has reinvented Amazon's creative



approach to event marketing, delivering real results that have increased customer brand recall and purchase intent. Throughout his career he has worked with several Fortune 500 companies including Nike and Microsoft.

Financials

OPENING BALANCES: Cash $3,125 | Intangible assets $9,375

BUDGETING

30%

Development

- Developer sponsorship
- Hardware and Software tools
- Network testing
- Feature grants
- Security audits
- Debugging bounties

30%

Marketing

- Creative professionals
- Promotional communications
- Developer recruitment
- Newsletter updates
- Press kit and press releases
- Educational media

7.5%

Wefunder

25%

Swopblock APP

UIX Design and Development

6.25%

Crypto budget for SWOBL launch

1.25% Startup costs

SWOBL launch sequence

5 Swopblock will build SWOBL user accounts.

4 Swopblock will purchase BTC and ETH sufficient to fill SWOBL user accounts.

3 Swopblock will distribute purchased BTC and ETH to all SWOBL user accounts.

2 Users claim their accounts using the Swopblock APP and now hold SWOBL.

SWOBL

1 SWOBL is launched. Trading between SWOBL, BTC, and ETH is now open.

FAQ

We have an extensive FAQ. Further your understanding on Swopblock and SWOBL and how together they power autonomous cross-blockchain exchange.

Swopblock FAQ